Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 333-264811

Date: January 27, 2023

This filing relates to the proposed business combination (the “Business Combination”) involving AMCI Acquisition Corp. II (“AMCI”) with LanzaTech NZ, Inc. (“LanzaTech”), pursuant to the terms of that certain Agreement and Plan of Merger among AMCI, LanzaTech, and AMCI Merger Sub, Inc., dated as of March 8, 2022 (as amended December 7, 2022, the “Merger Agreement”).

The following is a transcript of a podcast interview of Dr. Jennifer Holmgren, Chief Executive Officer of LanzaTech, by Nick Clayton of SPACInsider, published on January 27, 2023.

Nick Clayton

Long talked about carbon capture technology is here and LanzaTech is already at work turning potential emissions into clothing, household goods and sustainable fuels. SPAC captures a new propellant fueling this mix. Hello, and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

I'm Nick Clayton, and this week we speak with LanzaTech CEO Dr. Jennifer Holmgren. LanzaTech announced a $1.7 billion combination with AMCI II last March. Jennifer talks about how LanzaTech has structured its own business model to provide multiple channels of recurring revenues without being on the hook for all of the startup expenses from each new plant, as well as what new carbon negative products you'll be seeing on shelves soon. Take a listen.

So carbon capture is a phrase that many people are familiar with, Jennifer, but it seems like a lot of people feel like that technology is always just more around the corner than it is with us right now, but LanzaTech is really doing quite a lot already. So just to start off, can you walk us through your operations right now?

Jennifer Holmgren

That's a great question, Nick. So the key thing to note is that our technology is already operating at commercial scale. We take gases from steel mills and ferro-alloy plants and are already producing significant amounts of ethanol from that. And we're scaling very quickly. We expect to have more commercial plants running. So we are at scale, and we use that ethanol and recycle that to make polyester for Zara dresses, Lululemon running shorts and a couple of Unilever detergents.

And how does it work? So you're used to--it's like a microbrewery. You're used to the fermentation of sugar, right? We don't ferment sugar. What we do is we ferment gases, gases that come from a steel mill, gases that would come from a partial combustion of municipal solid waste, trash, right? So anything, we can turn into gas that has hydrogen, carbon monoxide and carbon dioxide, we have a bacteria that ferments that efficiently and makes ethanol.

We're already working across the world, actually. We have projects in Europe. One of the plants that will start up in the first half of this year is the one with ArcelorMittal, the largest steel company in the West, as you know. And there, we just had a big commissioning party in December. So that plant will be producing at commercial scale very soon. We're also working with Indian Oil in India.

So the bottom line is we've got multiple plants across the world, in Canada, in Japan, that are also starting up, in addition to Europe and India. So there's global opportunity. Everybody's really excited right now about what to do with waste. And so everybody wants to see it in their own jurisdiction. And so we're working everywhere, where there is a reason to be.

Nick Clayton

Okay. Great. And you mentioned some of those plant rollouts. Just real quickly, how do those--in terms of breakdown financially for you, in terms of the difference between what you're getting paid up front for licensing versus recurring revenue moving forward for the company?

Jennifer Holmgren

Right. So we have a few different sources of recurring revenue. One is once the commercial plant is up and running, we sell them bacteria. These are the bacteria that are the catalysts to do the conversion, right? So they're always buying bacteria. They're also buying proprietary media. If you will, inside the bio reactor, the bacteria is alive. And just like you and me, we don't just need a carbon source, we need vitamins and minerals, right? And so we sell them a proprietary mix of vitamins and minerals that goes in to help the bacteria keeps doing its thing.

We also sell automation software. So there's ongoing revenues, and the license is also an ongoing revenue. We risk share with our partners. So if the plant is doing very well and producing a lot of ethanol, we take a percentage of that as a function of time. And so that really helps to align the incentives for our partner and for ourselves, to make sure that that plant is operating at peak performance.

Unknown

Right. And so just getting into how your plants work, what are your inputs typically, and where are they coming from?

Jennifer Holmgren

The types of gases that we use are commonly byproducts of steel manufacture or ferro-alloy manufacturing. These are carbon rich gases. We're part of making carbon steel, for example. We also take gases from municipal solid waste. Municipal solid waste, trash, can be gasified, and so that's another place where we can get these gases. We can gasify agricultural residues, forest residues. All of these things can be inputs into our system and so can co2, whether it's (INAUDIBLE) or directly captured from the air. All of these things work. It's a very broad platform that we have.

Unknown

So some of your key partnerships include Zara, Boeing and Unilever, as you mentioned. Can you tell us a bit more about these partnerships and what else is in your pipeline? And just how broad is that portfolio?

Jennifer Holmgren

From how broad the portfolio is, right now, we focused on starting with ethanol, ethanol to make polyester, ethanol to make polyethylene, ethanol to make surfactants, and detergents and perfume. So we work with Coty on perfume, with Unilever on detergents, with Mibelle Group on floor cleaners, and Zara, as you said, on dresses. We work with Boeing and other partners, like the Microsoft Climate Fund, on aviation, sustainable aviation fuel.

So we have quite a pipeline of partners working with us in using our ethanol to make products. But what is really exciting is that longer term when we make other chemicals, we will really expand that base. So while today we can make polyethylene, in the future, we'll be making polypropylene. So that is used in cars, right, for the dash. That is used for the capsule bottles. These are trillion dollar industries that we have access to with our technology.

Unknown

And I'm interested to hear what you have found to be the most interesting use case for your own technology. Which sector are you most excited to see you using your own technology?

Jennifer Holmgren

I think apparel is one of the ones that's most exciting. On shoes, and Borealis are working with us on making the foam for the running shoes. And you mentioned Zara, right? I think people's imaginations really get captured by clothing and apparel and the ability to make all of these things from waste carbon. I think it's going to create a conversation piece, right? And if you do that, then people will start to see that everything we use in our lives doesn't have to come from fresh fossil carbon. That's what we're trying to show, that you can use the resources already above ground.

Nick Clayton

Yeah. And kind of looking at that capex, this deal is going to bring in a lot of proceeds for the company, which I'm sure is going to help. You already have a pipeline of a lot that you're working on over the next couple of years. But just in general, what are some of the major criteria for your sites in terms of where you choose to locate plants or how you come about those locations? What's going to be a determining factor moving forward?

Jennifer Holmgren

Well, I think the biggest factors--we're at the early stage of the company, right, where the capital and the operating costs are higher than they will be five years from now. Right? That's exactly what happened in solar and everything else that comes down the cost curve. And so we tend to pick locations where we have low input costs, right? What is the gas cost? What does it cost to transport things around? What are the utilities, right? In a place where there's very high power price, this is very expensive to run a compressor. So we try to run in low cost jurisdictions so that we can get the technology down the cost curve and then implement it in high cost jurisdictions.

Unknown

And so as you're moving along the completion process of the deal, what are some of the other benefits that you're looking forward to leveraging from being publicly listed?

Jennifer Holmgren

Well, first of all, I get to talk to new people like you. Accessing a new base of partners is important to us. Also, the public markets allow us to improve some of the way we finance. And the final thing and the thing that's really important to me is, Nick started by saying that carbon transformation is something people talk about but we're actually doing it. I think it's really important that people not believe that these types of technologies are 10 years out. So if anything, I'd like to bring hope that there is actually a real company doing real things, building real plants, and that others can follow, other startup companies can also build out new technology.

Unknown

And as I'm sure you already know, the Inflation Reduction Act was recently passed in August of last year. Is LanzaTech been benefiting at all from that? And how do some of the other macro trends impact your operations, like inflation and rates going up?

Jennifer Holmgren

To the IRA, I think the Inflation Reduction Act is brilliant, because we use co2 and there are big incentives to both using co2, but also things that lower the cost of hydrogen. And so for us to convert co2, it's good for us to have hydrogen as well. And so lower cost of hydrogen is really going to give us our ability to deploy. Also, there's a sustainable aviation fuel incentive, right? And we take ethanol and convert it to sustainable aviation fuel through our company LanzaJet. And again, that incentive will help pull by driving the cost of sustainable aviation fuel down with the inflation reduction incentives. We'll be able to build more plants, and it just drives the market. So there's a lot going on there.

Inflation is another story, right? We put a lot of steel in the ground, right? And what inflation and supply chain constraints have done is they make everything more expensive. It makes it more expensive for us to build commercial plants. And so there is definitely an impact that means our partners have to put in more capital. And again, that's why things like the Inflation Reduction Act and all the other things around the world that are incentivizing these low-carbon approaches makes up for it, right, because capital is available, or some other incentive is available that will drive implementation of the technology, making up for the higher inflation, the higher steel prices.

Nick Clayton

It's interesting. You have a lot on your plate with your current operations. But as we've been watching the growth of the sort of--the prevalence of SPACs really going up over the last few years, there's been a ton of sustainability SPACs, there's been a ton of green energies SPACs. I'm sure you've been contacted by a number of them. I'm just interested a bit in kind of how the deal came together. And what were some of the qualities of the AMCI team that stood out to you? And why ultimately, did this seem like it was the right path to go forward as opposed to an IPO or some other continued private funding?

Jennifer Holmgren

That's a great question. So AMCI actually has partners in the steel, in the ferro-alloy, in some of these heavy industries that we operate in. So they bring new contracts for us, new ability for us to grow our business. And so actually, it makes it a very ideal merger, because we saw the heavy industry problem, and they have a lot of heavy industry partners. So that's actually how it came about. And because it is complementary, it is better than just an IPO where we don't bring in any partner and we just go to the market. So we're really excited about this combination.

Nick Clayton

Yeah. And it's interesting, because I think some of the strongest SPAC deals we've seen over the last few years have been in somewhat similar sustainable energy in terms of Archaea Energy, to doing a sustainable natural gas and things like that. But it's also--we've also seen the SPAC market in general get more difficult for the past few months. And so I've noticed that you and AMCI II, you've made some changes to the deal over the last few months to make sure that committed capital is secure. Just, can you get into a bit about that and what this deal is going to bring that is completely spoken for in terms of committed capital and how important it's been to be, I guess, proactive in this market?

Jennifer Holmgren

Yeah. And you're right. There's been an implosion of SPACs, especially--well, it's actually an implosion in the market when looking at growth companies and growth stocks, right? And that's where we fit. We believe our fundamentals are sound, and so we believe the time is right. I think the other thing that's important to note is we brought in extensive infrastructure dollars with our partnership with Brookfield.

Unknown

Great. And then how much is still changing on the technology side of your business? And what are you most excited for in that department?

Jennifer Holmgren

Well, I think the fundamental technology that allows us to use all the different gases and all the different waste resources to make ethanol, check the box. We're constantly improving it, right? We're improving our bio reactor, we're making it more efficient, we're improving our water recycling, all the things that make the carbon and the water footprint smaller. But what I am excited about is we have developed the capability to genetically modify our organism so that we can make other molecules, other chemicals.

So while today we're focused on ethanol, we're learning how to make other molecules directly like acetone. All acrylics are made with acetone, like propanol. Medical equipment that's plastic is usually made with polypropylene. So there's this massive growth opportunity by not making ethanol but by making all these other molecules. So we're excited about what we can do, but more importantly, to be honest, we're excited that we can do it commercially.

Nick Clayton

Yeah. I mean, it strikes me how--position that LanzaTech gets to put itself in that. It feels like there's strong incentives on both your supply side and on your kind of end to consumer side in terms of companies to to be involved in more of this and to continue to work with you, essentially, to clean up their own balance sheet when it comes to the environment. And so I mean, do you view that as being a situation where you're having difficulty keeping up with that demand? Or there's been scrutiny about ESG and how great those numbers really are for companies. Sort of what are those conversations like? And how are you kind of meeting the, I guess, the demand your feeling?

Jennifer Holmgren

We've set up over the past few years, as we built our first commercial plants, the infrastructure to deliver the micro. So we have a micro manufacturing facility. We've developed the ability to deliver a lot of engineering packages in parallel. And not because we build massive teams, but because we've laid the infrastructure to be able to replicate things. And so throw as many plants at me as you want, we'll get them built. Okay? We can do it. We've got the infrastructure to do that.

The ESG conversation is quite interesting, right? Because the question is, what are you actually doing? And especially when you're starting to buy credits for something, to make up for something you're doing. And so the difference with us is we're actually doing the carbon capture and use, right? And so really, that ESG conversation is very different, and it just comes down to what is the life cycle of this specific plant at this specific location.

So our opportunity space is clear, especially as people start to get concerned about greenwashing and all of these things. We're actually doing something. We're actually building plants that reduce carbon footprint in industrial facilities that take manufactured goods and convert them back into manufactured goods, right? And this whole circular economy, we're just at the beginning of that. And I mean, it's really exciting to see what's possible.

Nick Clayton

Great. And do you have any way of measuring? I guess--we talked to companies about for instance, Grove Collaborative has been on the podcast talking about how they're they're working to replace single use plastic in the CPG space with glass bottles and other sustainable materials. But again, that is still using something that has kind of created new and use it, but you're doing the interesting thing of repurposing something that would have normally been waste or a pollutant and making something out of that. Do you have sort of a number to put on sort of what that percentage is or what you're really saving there at the end of it?

Jennifer Holmgren

You know what? If you sequester the carbon in a product, like apparel, you actually have a negative life cycle, right? Because you're actually capturing carbon to make something. If you sequester it and recycle it into aviation fuel, you still have some co2 emissions on the back end. Right now, our goal is to impact, we think, 10% to 15% of global carbon emissions could be displaced in this way. However, we're at point one of that. So the potential is large, and we're just at the beginning.

Nick Clayton

Great. Well, thanks so much for being on.

Unknown

Yeah. Thank you.

Jennifer Holmgren

It's a pleasure. Thanks for having me.

Important Information About the Business Combination and Where to Find It

The proposed Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus (as supplemented by that certain supplement to the definitive proxy statement/prospectus, dated as of January 11, 2023, and as may be further supplemented or amended from time to time, the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. AMCI’s stockholders and other interested persons are advised to read the Definitive Proxy Statement/Prospectus and documents incorporated by reference therein filed in connection with AMCI’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination and other matters, as these materials contain or will contain important information about AMCI, LanzaTech and the Business Combination. The Definitive Proxy Statement/Prospectus and other relevant materials for the Business Combination have been mailed to stockholders of AMCI as of December 28, 2022, the record date for voting on the Business Combination. Stockholders of AMCI may obtain copies of the Definitive Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC or that are incorporated by reference therein, without charge, once available, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Definitive Proxy Statement/Prospectus (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed business combination is set forth in the Definitive Proxy Statement/Prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of LanzaTech. These statements are based on the beliefs and assumptions of the management of LanzaTech. Although LanzaTech believes that its plans, intentions and expectations reflected in or suggested by these forward-loo king statements are reasonable, LanzaTech cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of LanzaTech, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can LanzaTech assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to LanzaTech or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. LanzaTech undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.